FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: March 21, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
March 8, 2005

Significant New Mineralization Intersected Below Essakan Main Zone
Intersections include 16.1 g/t over 23.5m and 6.6 g/t over 16.5m

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce that drilling on the Company’s Essakan gold project in Burkina Faso, West Africa has intersected significant new zones of mineralization in the footwall below the Essakan Main Zone (“EMZ”). Results include 16.1 g/t over 23.5m in hole ERC708D, 6.6 g/t over 16.5m in hole ERC707D and 14.4 g/t over 7.5m in hole ERC858D.

The footwall mineralization has been intersected on multiple sections and could represent one or more zones which parallel the EMZ near surface and at depth. Modelling of the footwall mineralization is in progress and drilling on 50m by 100m sections will continue to evaluate the potential of the footwall zones. Orezone currently has 5 reverse circulation (“RC”) drill rigs and one diamond core rig working on the EMZ.

To date, 36,301m of RC and 4,713m of diamond core drilling have been completed during an ongoing $6.6 million program which commenced in August, 2004. The objectives of the program are to both increase and upgrade resources in the EMZ. The core drilling primarily consists of deepening shallow holes drilled with RC drill rigs that have limited depth capabilities. The program includes both infill drilling the existing resource on 25m by 25m centres and expansion drilling which is targeting the down plunge extension of the EMZ, the western margin of the EMZ, and mineralization which consistently showed up in the bottom of holes drilled through the EMZ and into the footwall.

Ron Little, President of Orezone stated that “This new discovery confirms that there is significant potential to expand resources in the EMZ. Further drilling is required to define the limits of the mineralization down dip, along strike to the north and in the footwall.” Indicated resources in the EMZ total 49 Mt grading 1.5 g/t (2.4 Moz) and inferred resources total an additional 5.7 Mt grading 1.7 g/t (0.3 Moz) based on a 0.5 g/t cut off grade. These resources were calculated in August, 2004 and before the current drilling campaign commenced.

Note: Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Transworld Laboratory or SGS Laboratory in Tarkwa, Ghana, both internationally recognized laboratories. A minimum of 5% of the samples are for QA/QC, which includes duplicates, triplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Gold Fields Limited can earn a 50 per cent interest in the Essakan Property by spending US $8 million over five years, and can increase its interest to 60 per cent by financing and completing a bankable feasibility study. Gold Fields will surpass US $8 million in expenditures by July 05, making this project its top priority. The objective is to complete a new resource calculation by June 05, commence a full feasibility study by September 06 and make a production decision by June 06. Orezone is currently the operator of the joint venture.

Orezone Resources Inc. (OZN:TSX, AMEX) is a Canadian emerging gold producer that owns Essakan, the largest gold deposit in Burkina Faso, as well as several advanced stage projects in West Africa. Essakan is under joint venture with Gold Fields Limited and has progressed to the feasibility stage. Burkina Faso is a politically stable country that is located in one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact: Phone (613) 241-3699 Toll Free (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.